December 22, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig D. Wilson Joyce Sweeney

Re:	Qualys, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed February 28, 2014 Form 10-Q for Quarterly Period Ended September 30, 2014 Filed November 6, 2014 File No. 001-35662

Ladies and Gentlemen:

Qualys, Inc. (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 16, 2014, relating to the Company’s Annual Report on Form 10-K (File No. 001-35662) for the fiscal year ended December 31, 2013 filed with the Commission on February 28, 2014 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q (File No. 001-35662) for the quarterly period ended September 30, 2014 filed with the Commission on November 6, 2014 (the “Form 10-Q”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 41

1.	In a risk factor on page 15 you disclose that your business depends substantially on retaining your current customers. In response to an analysts question on your Q1 2015 conference call management indicates that you continue to see high 90% renewal rates in the enterprise and about 10% less at SMB. Please tell us what consideration was given to disclosing a renewal rate metric, if available, as well as a discussion of differences in renewals among your customer segments. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

Securities and Exchange Commission

December 22, 2014

The Company notes that Section III.B of SEC Release No. 33-8350, as well as Item 303(a) of Regulation S-K, focus on disclosures related to material information that promotes an understanding of financial condition and operating performance versus immaterial information that does not. This understanding of Item 303(a) and Release No. 33-8350 formed the basis of the Company’s management discussion and analysis as disclosed in its Form 10-K for fiscal 2013.

With respect to the Staff’s comment regarding renewal rates, the Company respectfully advises the Staff that the Company’s management does not consider renewal rates in assessing the health of the Company’s growth because the percentage of renewed subscriptions has less impact on the Company’s revenues than the actual dollar amounts for renewed subscriptions. The Company believes that the impact of renewals and upgrades/expansions in dollar amounts are more meaningful than renewal rates in managing its business as described in SEC Release No. 33-8350. The renewal rate that was provided during the Company’s Q1 2014 conference call, in response to an analyst’s question in which the Company provided additional context related to higher renewal rates from enterprise customers compared to SMB customers, was based on the Company’s experience in reviewing orders from customers. However, the Company does not believe renewal rates would currently be helpful to investors in measuring the growth trends of its revenues.

In the Form 10-K, the Company provides the aggregate dollar increase in revenues from existing customers, as well as the dollar increase in revenues derived from new customers added during the current year. To provide additional disclosure that may be useful to the reader, in its next annual report on Form 10-K, the Company will augment its disclosure by providing the percentage change in revenues from existing customers over the previous year.

Furthermore, management does not review revenues by customer segments, but across the entire customer base, and as such, a comparison of renewals across customer segments would not provide meaningful disclosure to investors. As the Company does not use this metric to manage its business, the Company does not provide this information related to segments such as enterprise or SMB in its periodic filings, quarterly press releases or scripts for the quarterly earnings calls with analysts and investors.

2.	In this risk factor on page 15 you disclose that your ability to grow depends in part on customers renewing their existing subscriptions and purchasing additional solutions. In your recent earnings conference calls management has provided percentages of your customers that adopt more than one solution. In your Q4 2013 conference call management indicates that you are trying to do deals which are more sizable than historically. Please tell us how you monitor upsell and deal size and what consideration was given to disclosing any such metrics you use in managing your operations. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

The Company does not monitor upsell and deal size as a metric to manage its operations. As discussed in the response to Question 1 above, the Company tracks the impact of renewals and upgrades/expansions in dollar amounts in the aggregate rather than renewal rates. This information is disclosed in the current Management’s Discussion and Analysis in the Company’s Form 10-K. As discussed above, the Company will augment its disclosure by providing the percentage change in revenues from existing customers over the previous year in its next annual report on Form 10-K.

Securities and Exchange Commission

December 22, 2014

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 66

3.	We note your disclosure on page 6 regarding the QualysGuard Private Cloud Platform that is a standalone turnkey solution to deploy within a customer’s on-premise data center. Please describe for us the typical terms of these arrangements. As this is a standalone offering deployed on the customer’s premises, describe for us why you believe this is a virtualized private cloud offering.

The Company notes that the typical terms for the Private Cloud Platform arrangements are essentially the same as the terms that the Company applies to its shared platform subscription-based offerings, in that the Company offers its Private Cloud Platform on a subscription basis. The Qualys Private Cloud Platform includes Company owned hardware, and software residing on this hardware, that is physically located on the customer’s premise. The customer is not permitted to take possession of the software or access the software code.

The Company’s references to a “standalone” “turnkey solution” refer to the fact that the Company deploys and manages this solution on the customer’s premises, in the same manner as the Company does for its shared platform offerings.

The Company’s reference to “virtualized PCP” refers to the provision of a virtual version of the Company’s software that is utilized to provide its subscription-based platform services to the customer.

4.	The company’s web-site description of the Qualys Private Cloud Platform indicates that the Private Cloud Platform combines software with a self-contained cloud appliance. We further note management’s discussion on the Q3 2014 earnings call indicating that you are further expanding the reach of the Private Cloud Platform to make it fully disconnected from Qualys for updates and monitoring. Please describe for us the revenue recognition policies that you apply to the private cloud platform arrangements and the basis for this treatment. Tell us what consideration was given to the applicability of software revenue recognition guidance. Refer to ASC 985-605-15-3.

In accordance with ASC 985-605-55-121, a software element is only present if the customer has the contractual right to take possession of the software and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. The Qualys Private Cloud Platform includes Company owned hardware, and software residing on this hardware, that is physically located on the customer’s premise. The customer is not permitted to take possession of the software or access the software code. Accordingly, as described in the Accounting Policy footnote on page 66 of the Form 10-K, the revenue recognition policy is essentially the same as the Company’s other solutions, in that revenue is recognized ratably over the period of the subscription. Note

Securities and Exchange Commission

December 22, 2014

that for the years ended December 31, 2013 and 2012, revenues for the Private Cloud Platform represented approximately 1% of total revenues. The disconnected platform is a future offering and the revenue recognition policies will be reviewed and appropriately disclosed at such time.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Exhibit 31.1 and 31.2

5.	We note that your officer certifications are not in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K. Your certifications include inappropriate modifications, such as the following:

•	omitting reference to establishing and maintaining internal controls over financial reporting in paragraph 4 introductory language; and

•	omitting sub-paragraphs 4 (b) related to the design of internal controls over financial reporting;

Please file an amended Form 10-Q to provide officer certifications consistent with the language that is set forth exactly as provided for by Item 601(b)(31). This may be an abbreviated amendment. Please similarly amend your March 31, 2014 and June 30, 2014 Forms 10-Q.

In response to the Staff’s comment, the Company will file amendments to its Quarterly Reports on Form 10-Q with respect to the Company’s fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 to include revised officer certifications in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

December 22, 2014

Please direct your questions or comments regarding the Company’s responses to me or John Randall Lewis, the Company’s external counsel at Wilson Sonsini Goodrich & Rosati, P.C., at (415) 947-2101 or rlewis@wsgr.com. Thank you for your assistance.

Sincerely,

By :	/s/ Donald C. McCauley
Donald C. McCauley Chief Financial Officer Qualys, Inc.

Enclosures

cc (w/encl.):	Philippe F. Courtot Bruce K. Posey Qualys, Inc.

Jeffrey D. Saper John Randall Lewis Wilson Sonsini Goodrich & Rosati, P.C.

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